Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION, AS AMENDED,

OF GREEN DRAGON WOOD PRODUCTS, INC.

Pursuant to the provisions of Sections 607.0602, 607.1002 and 607.1006 of the Florida Business Corporation Act, the undersigned corporation hereby submits the following amendment for the purpose of deleting the authorization for its Series A Participating Cumulative Preferred Stock:

1.	The name of the corporation is Green Dragon Wood Products, Inc. (the “Corporation”).
2.	Article III which appears in the Corporation’s Articles of Incorporation, as amended, is hereby amended to restate the designations, preferences, limitations and relative rights of the Corporation’s Series A Convertible Preferred Stock in its entirety as follows:

1. Designation of Series A Preferred Stock. The Corporation shall be authorized to issue Two Million (2,000,000) shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”).

2. Voting Rights.  Except as otherwise expressly required by law, the Holder of the Series A Preferred Stock (the “Holder”) shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to 50 votes for each share of Series A Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. Except as otherwise required by law, the Holder shall vote together with the holder of Common Stock on all matters and shall not vote as a separate class.

3. Term. Each share of Series A Preferred Stock shall exist until the date that is six (6) months from the date of this Articles of Amendment to the Articles of Incorporation, as amended, which shall be August 7, 2017 (the “Expiration Date”), unless extended to the Extended Expiration Date (as defined in and in accordance with Section 4 below).

4. Redemption or Conversion Rights.  The Holder and the Corporation shall have the following rights with respect to the conversion of the Series A Preferred Stock:

A. Redemption.

1. Mandatory Redemption At any time on or prior to the Expiration Date, the Corporation has the option to cause the Holder to redeem all of the 2,000,000 shares of Series A Preferred Stock held by the Holder to the Corporation in exchange for the business (including all of the assets and the liabilities) of the Corporation that existed just prior to February 2, 2017, (the “Existing Green Dragon Business”) (the “Mandatory Redemption”), subject to applicable state and federal regulatory requirements. It being understood that if the Corporation needs shareholder approval to effect a Mandatory Redemption, the Expiration Date shall be extended to November 7, 2017 (the “Extended Expiration Date”).

2. Optional Redemption by the Holder. On or prior to the Expiration Date, the Holder may redeem his shares of Series A Preferred Stock by redeeming all of the 2,000,000 shares of Series A Preferred Stock held by the Holder to the Corporation in exchange for the Existing Green Dragon Business (the “Holder Optional Redemption”), subject to applicable state and federal regulatory requirements. It being understood that if the Corporation needs shareholder approval to effect a Holder Optional Redemption, the Expiration Date shall be extended to the Extended Expiration Date.

B. Conversion by the Holder On or prior to the Expiration Date, the Holder has the option to convert all of the shares of Series A Preferred Stock he owns into a number of shares of Common Stock to be mutually agreed upon by and between the Holder and the Corporation at the time of conversion; provided, however, that the Holder shall be entitled to receive at least a minimum of $500,000 worth of shares of Common Stock, based on the fair market value of such Common Stock on the date of conversion.

C. Exercise of Conversion or Redemption.  To exercise its conversion or redemption privilege or upon a Mandatory Redemption, the Holder shall surrender the certificate or certificates representing the shares being converted or redeemed to the Corporation at its principal office, and shall give written notice to the Corporation at that office that such holder is converting or redeeming such shares.  The certificate or certificates for shares of Series A Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Corporation or in blank.  The date when such written notice is received by the Corporation, together with the certificate or certificates representing the shares of Series A Preferred Stock being converted or redeemed, shall be the “Conversion Date.”  As promptly as practicable after the Conversion Date, in the case of a conversion, the Corporation shall issue and shall deliver to the Holder such certificate or certificates as it may request for the number of whole shares of Common Stock issuable upon the conversion of such shares of Series A Preferred Stock in accordance with the provisions hereof, or in the case of a redemption, deliver the Existing Green Dragon Business to the Holder and enter into any such agreements necessary to effectuate the transfer of the Existing Green Dragon Business to the Holder. Such conversion or redemption shall be deemed to have been effected immediately prior to the close of business on the Conversion Date, and at such time the rights of the Holder as holder of the Series A Preferred Stock shall cease.

3.	This amendment was duly adopted by the Board of Directors of the Corporation on February 2, 2017 without shareholder action, which action was not required pursuant to Sections 607.0602, 607.1002 and 607.1006 of the Florida Business Corporation Act.

IN WITNESS WHEREOF, the Corporation has caused the foregoing Articles of Amendment to the Corporation’s Articles of Incorporation, as amended, to be executed in its name by the undersigned, thereunto duly authorized, on February 7, 2017.

GREEN DRAGON WOOD PRODUCTS, INC.

By:	/s/ Kwok Leung Lee
Kwok Leung Lee
Chief Executive Officer

By:	/s/ Mei Ling law
Mei Ling law
Director

By:	/s/ William Mook
William Mook
Director

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